Exhibit 12

WESTAR ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations (a)	$221,715	$195,485	$133,542	$244,542	$68,245

Fixed Charges:
Interest expense	102,703	111,735	143,953	225,901	237,418
Interest on corporate-owned life insurance borrowings	52,234	51,058	50,429	52,839	52,768
Interest applicable to rentals	21,959	23,324	21,377	23,084	24,647

Total Fixed Charges	176,896	186,117	215,759	301,824	314,833

Distributed income of equity investees	—	—	—	—	2,916

Preferred Dividend Requirements:
Preferred dividends (b).	970	970	970	968	399
Income tax required	330	435	324	485	(52)

Total Preferred Dividend Requirements	1,300	1,405	1,294	1,453	347

Total Fixed Charges and Preferred Dividend Requirements	178,196	187,522	217,053	303,277	315,180

Earnings (c).	$398,611	$381,602	$349,301	$546,366	$385,994

Ratio of Earnings to Fixed Charges	2.25	2.05	1.62	1.81	1.23
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.24	2.03	1.61	1.80	1.22

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.
(b)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.
(c)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.